Mail Stop 4561
      June 21, 2005

Mr. Mark E. Chertok
Chief Financial Officer
NorthStar Realty Finance Corp.
527 Madison Avenue, 16th Floor
New York, NY 10022

	RE:	NorthStar Realty Finance Corp.
		Form 8-K
		Filed May 24, 2005
            	File No. 1-32330

Dear Mr. Chertok:

      We have reviewed your response letter dated June 13, 2005 and have the following additional comments. We ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may or may not raise additional comments.

      	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. For adjustment nine and eleven on the schedule of adjustments relating to the period October 29, 2004 through December 31, 2004 as provided in exhibit A in response to our previous comment letter, please describe the specific months that the adjustments relate to and the dollar amounts per month. In addition, please describe the effects of these adjustments on the amounts previously filed in your quarterly report for September 30, 2004 filed on December 30, 2004 and your S-11 filed on October 25, 2004, if any.

	Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.


Any questions regarding the above should be directed to me at
(202)
551-3469.


								Sincerely,



								Thomas Flinn
								Staff Accountant
Mr. Mark E. Chertock
NorthStar Realty Finance Corp.
June 21, 2005
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